Filed by Handspring, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Handspring, Inc.

Commission File No.: 0-30719

The following is a message sent on June 4, 2003 to employees of Handspring relating to the proposed merger between Palm, Inc. and Handspring announced on June 4, 2003. The message was sent via electronic mail and voicemail.

To all Handspring employees:

I am leaving all employees a message this morning to let you know about an important announcement that we just sent out over the business wires, which is that we have agreed to merge with Palm. Given that we are a public company, it was very hard to figure out how to make sure that you heard this information from me first. So I am sending everybody a voicemail and an email. But if you heard it first on the news, then I apologize for the delay in reaching you.

There is a lot to tell you—why we made this decision, and what it means to you. I have called a special company meeting at 9:30am today, Wednesday, and ask that you try to rearrange your schedule if at all possible to join me, Jeff and Ed in the café to learn more about it. In addition, please note that we will have a second company meeting on Thursday at 9:30am when Todd Bradley, CEO of Palm, will come to meet you.

We will have a conference call with the analysts and press today at 7:30am if you want to listen in, and the press release should now be available on our web site, as well as Palm’s.

I look forward to seeing you in a few hours.

Donna

Where to Find Additional Information about the Acquisition

Palm and Handspring intend to file with the Securities and Exchange Commission (SEC) a registration statement that will include a joint proxy statement/prospectus of Palm and Handspring, and other relevant documents in connection with the proposed merger. Investors and security holders of Palm and Handspring are urged to read the proxy statement/prospectus and other relevant materials, when they become available because they will contain important information about Palm, Handspring and the proposed merger. In addition to the registration statement to be filed by Palm and Handspring in connection with the proposed merger, and the joint proxy statement/prospectus to be mailed to the stockholders of Palm and Handspring in connection with the proposed merger, each of Palm and Handspring file annual, quarterly and special reports, proxy statements and other information with the SEC. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Palm or Handspring with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Palm or Handspring with the SEC, may also be obtained from Palm and Handspring. In addition, investors and security holders may access copies of the documents filed with the SEC by Palm on Palm’s website at www.palm.com. Investors and security holders may obtain copies of the documents filed with the SEC by Handspring on Handspring’s website at www.handspring.com.

Palm, Handspring and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of Palm is set forth in Palm’s proxy statement for its 2002 annual meeting, which was filed with the SEC on August 26, 2002. A description of the interests of the directors and executive officers of Handspring is set forth in Handspring’s proxy statement for its 2002 annual meeting, which was filed with the SEC on October 1, 2002. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/ prospectus and the other relevant documents filed with the SEC when they become available.